SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13G

          Under the Securities Exchange Act of 1934
                      (Amendment No....)

                Emisphere Technologies, Inc.
  .........................................................
                       (Name of Issuer)

                         Common Stock
          ...........................................
                (Title of Class of Securities)

                          291345106
   .........................................................
                        (CUSIP Number)

                      September 28, 1999
  ..........................................................
    (Date of Event which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]	Rule 13d-1(b)
     [X]	Rule 13d-1(c)
     [ ]	Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 291345106

     1)   Name of Reporting Person I.R.S. Identification No. of
Above Persons (entities only)

          Kenneth Greif


     2)   Check the Appropriate Box if a Member of a Group (See
Instructions)

          (a)  [ ]
          (b)  [ ]


     3)   SEC Use Only


     4)   Citizenship or Place of Organization

          United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     5)   Sole Voting Power

          395,000


     6)   Shared Voting Power

          0.0


     7)   Sole Dispositive Power

          674,706


     8)   Shared Dispositive Power

          0.0


     9)   Aggregate Amount Beneficially Owned by Each Reporting
Person

          674,706


     10)   Check if the Aggregate Amount in Row (9) Excludes
Certain Shares (See Instructions)     [ ]


     11)  Percent of Class Represented by Amount in Row (9)

          5.45%


     12)  Type of Reporting Person (See Instructions)

          IN

Item 1(a)  Name of Issuer:

     Emisphere Technologies, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

     765 Old Saw Mill River Road
     Tarrytown, NY 10591

Item 2(a) Name of Person Filing:

     Kenneth Greif

Item 2(b) Address of Principal Business Office or, if none,
Residence:

     1270 Avenue of the Americas
     Suite 1905
     New York, NY 10020

Item 2(c) Citizenship:

     United States of America

Item 2(d) Title of Class of Securities:

     Common Stock

Item 2(e) CUSIP Number:

     291345106

Item 3. If this statement is filed pursuant to Sects. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) [ ] Broker dealer registered under section 15 of the Act (15 U.S.C. 78o);

     (b) [ ] Bank as defined in section 3(a)(6) of the Act
(15 U.S.C. 78c);

     (c) [ ] Insurance company as defined in section
3(a)(19) of the Act (15 U.S.C. 78c);

     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-
8);

     (e) [ ] An investment adviser in accordance with Sect.
240.13d-1(b)(1)(ii)(E);


     (f) [ ] An employee benefit plan or endowment fund in accordance with Sect. 240.13d-1(b)(1)(ii)(G);

     (g) [ ] A parent holding company or control person in accordance with Sect. 240.13d-1(b)(1)(ii)(G);

     (h) [ ] A savings associations as defined in Section
3(b) of the Federal Deposit Insurance Act (12 U.S.C.
1813);

     (i) [ ] A church plan that is excluded from the definition of an investment company under section
3(c)(14) of the Investment Company Act of 1940 (15
U.S.C. 80a-3);

     (j) [ ] Group, in accordance with Sect. 240.13d-
1(b)(1)(ii)(J).

     If this statement is filed pursuant to Sect. 240.13d-1(c), check this box [X].

Item 4. Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:

          674,706

     (b) Percent of class:

          5.45%

     (c) Number of shares as to which the person has:

          (i) Sole power to vote or to direct the vote

               395,000

          (ii) Shared power to vote or to direct the vote

               0.0

          (iii) Sole power to dispose or to direct the disposition of

               674,706


          (iv) Shared power to dispose or to direct the disposition of

               0.0

Item 5. Ownership of Five Percent or Less of a Class

     Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another
Person

     Not applicable.

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company

     Not applicable.

Item 8. Identification and Classification of Members of the Group

     Not applicable.

Item 9. Notice of Dissolution of Group

     Not applicable.

Item 10. Certifications

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

October 4, 1999
Date

/s/ Kenneth Greif
Signature

Kenneth Greif
Name